UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2022

Commission File Number: 001-35755

Bit Brother Limited

(Translation of registrant’s name into English)

Room 910, Building 1, Huitong Building, No.168 Hehua Road

Hehuayuan Street, Furong District, Changsha City, Hunan Province

People’s Republic of China

+86 0731-85133570

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into a Material Definitive Agreement

On January 25, 2022, Bit Brother Limited (formerly known as Urban Tea, Inc.) (the “Company”) entered into certain Warrant Purchase Agreement (the “Agreement”) with certain accredited investors (the “Sellers”) pursuant to which the Company agreed to buy back warrants held by the Sellers with the right to purchase an aggregate of 10,549,000 ordinary shares (“Ordinary Shares”), no par value, of the Company, with an exercise price of $1.50 per Ordinary Share and an expiration date of July 20, 2026 (the “July Warrants”), and warrants with the right to purchase an aggregate of 5,549,000 Ordinary Shares, with an exercise price of $3.60 per Ordinary Share and an expiration date of October 30, 2026 (the “April Warrants” and collectively with the July Warrants, the “Warrants”). The Warrants were sold to these Sellers in previous transactions that closed on July 20, 2021 and April 30, 2021. The purchase price for each Warrant is $0.40.

On or before January 27, 2022, the Company shall pay the purchase price to the Sellers by wire transfer. The Sellers shall undertake to deliver the Warrant to the Company for cancellation as soon as practicable following the closing date, but in no event later than February 1, 2022. Notwithstanding the foregoing, the Warrant shall be deemed cancelled upon the receipt by the Sellers of the purchase price.

The Company has agreed that if the Company repurchases any other warrants outstanding as of the date of the Agreement within ninety (90) days after the execution of the Agreement at a higher purchase price per Warrant, the purchase price per Warrant stated in the Warrant Purchase Agreement shall be increased to the purchase price per Warrant set forth in such other purchase agreement.

The form of the Agreement is filed as Exhibit 99.1 to this Form 6-K and such document is incorporated herein by reference. The foregoing is only a brief description of the material terms of the Agreement, and does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to such exhibit.

Exhibits

Exhibit No.	Description

99.1	Form of Warrant Purchase Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 25, 2022

Bit Brother Limited

By:	/s/ Xianlong Wu
Name:	Xianlong Wu
Title:	Chief Executive Officer

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